Principal Funds, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel

June 13, 2018

Via EDGAR

Alison White
Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:    Principal Funds, Inc.
File Numbers 033-59474 and 811-07572
Post-Effective Amendment No. 250 to the Registrant's Registration Statement on Form N-1A (the "Amendment")

Dear Ms. White,

On behalf of the Registrant, this letter responds to the comments of the Staff of the Securities and Exchange Commission (“Commission”) with respect to the Amendment, which you communicated to Ashley Fuhrmeister and me by telephone on May 24, 2018. The Registrant filed the Amendment with the Commission on April 13, 2018, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 251).

Comments to the Prospectus

Comments that Apply to Multiple Funds

Comment 1. For each Fund where the expense reimbursement doesn’t reduce expenses, please delete the reimbursement and related footnotes from the Annual Fund Operating Expenses table and examples.

Response: The Registrant respectfully declines to make the requested change. The Registrant submits that, while Item 3 of Form N-1A generally requires the expense table to include data based on the most recently completed fiscal year, it permits the inclusion of expense waivers in the table if they will reduce expenses in the future. See Form N-1A Item 3, instruction 3(e). In support of this position, in its adopting release for the 2009 amendments to Form N-1A, the Commission stated that it has “eliminated the proposed requirement that the reimbursement or waiver arrangement has reduced operation expenses in the past . . . because this is irrelevant to the impact that the arrangements will have in the future,” and that the “purpose of the permitted [expense limitation] line items is to show investors how the arrangements will affect expenses in the future and not how they have affected expenses in the past.” Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Investment Company Act Rel. No. 28584, Securities Act Rel. No. 8998, at Section III.A.3.d (Jan. 13, 2009).

Comment 2. Please confirm that the Registrant will update outdated information in a subsequent filing, particularly with respect to fee waiver and expense reimbursement termination dates.

Response: Confirmed.

Comment 3. For the Bond Market Index and International Equity Index Funds, please disclose concentration risk if the Fund will concentrate to the extent the index does.

Response: The Registrant respectfully submits that the Bond Market Fund discloses that it will not concentrate except to the extent the index is concentrated. The Registrant will add similar disclosure for to the International Equity Index Fund. The underlying index for each Fund is currently not concentrated; therefore, concentration risk disclosure is not needed since the Fund does not have a principal investment strategy to concentrate in any industry.

Comment 4. For the Capital Securities and Preferred Securities Funds, please explain why the convertible securities risk was removed.

Response: The Funds do not have a principal strategy to invest in convertible securities and therefore deleted the risk. Note that contingent convertible securities and convertible securities are distinct investment strategies and risks.

Comment 5. Please revise the bank loans principal risk to disclose that bank loans may not be “securities” and therefore not afforded protections of federal securities laws, and that because bank loans may take significantly longer than 7 days to settle, investors may not be paid in a timely manner or the Fund may be forced to incur losses to pay redemption proceeds in time.

Response: The Registrant respectfully declines to make the requested change because these disclosures are already provided. The bank loans principal risk in each applicable Fund Summary states that issuers of bank loans may be unable to meet their obligations, bank loans may be unsecured, and the liquidity of bank loans may be limited by a number of factors. The Additional Information about Investment Strategies and Risks - Bank Loans section (Item 9) provides further detailed information about defaults, non-payments and liquidity of bank loans, and states that “[b]ank loan interests may not be considered ‘securities,’ and purchasers therefore may not be entitled to rely on the anti-fraud protections of the federal securities laws.”

Therefore, the Registrant declines to repeat this disclosure in the summary section. See Note 4 to 1933 Act Rule 421(b)(4) (stating, “you should avoid …disclosure repeated in different sections of the document that increases the size of the document but does not enhance the quality of the information.”). Form N-1A intends for Item 4 strategy and risk disclosure (summary section) to summarize the Item 9 strategy and risk disclosure (the Registrant’s Additional Information about Investment Strategies and Risks section). See N-1A Item 4(a) and 4(b)(1)(i).

Comment 6. Please confirm that the index reflected in the Average Annual Total Returns table for each Fund (particularly Dynamic Floating Rate High Yield, Multi-Manager Equity Long/Short, Real Estate Debt Income, and Global Multi-Strategy Funds) is an appropriate broad-based index for such Fund.

Response: Confirmed. The Registrant respectfully submits that the primary index shown for each Fund is an appropriate standard against which investors can measure the Fund’s performance. Instruction 5 to Form N-1A Item 27(b)(7) defines an appropriate broad-based securities market index as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” Each such index meets this definition, as the index is administered by an organization that is not an affiliated person of the Fund, the Fund’s investment adviser or the Fund’s distributor.

Blue Chip Fund

Comment 7. Please advise why expenses for Class J shares are estimated.

Response: Class J shares were recently added to this Fund.

Diversified Real Asset Fund

Comment 8. Please explain supplementally the basis for including six broad-based market indexes for the Fund.

Response: The Registrant is not aware of any single index that closely corresponds to the Fund’s portfolio and would provide a meaningful comparison. As a result, the Fund’s performance is compared to the Diversified Real Asset Blended Index, which consists of the performance of the 5 indexes shown in the Average Annual Total Returns table.

Global Multi-Strategy Fund

Comment 9. Please advise why expenses for Class R-6 shares are estimated.

Response: Class R-6 shares were recently added to this Fund.

Comments to the Statement of Additional Information

Comment 10. Please be advised that it is the Staff’s position that a Registrant may not use notional value of derivatives for purposes of the names rule tests.

Response: The Registrant confirms that it understands the Staff’s position and respectfully submits that, as disclosed, a Fund will count the notional value of a derivative for purposes of compliance with Rule 35d-1 when the Fund determines such notional value is an appropriate measure of the Fund’s exposure to investments.
In the release adopting Rule 35d-1 under the 1940 Act (Investment Co. Act Rel. No. 24828, Jan. 17, 2001 (the "Names Rule Release")), the Commission noted that the rule, as adopted, imposes the requirement that an investment company with a name that suggests that the company focuses its investments in a particular type of investment invest at least 80% of its assets in the type of investment suggested by the name. In footnote 13 to the Names Rule Release, the Commission further explained that the proposed rule would have required an investment company with a name that suggests that the company focuses its investments in a particular type of security to invest at least 80% of its net assets in the indicated securities. Importantly, in the Names Rule Release, the Commission noted that the language was modified to focus on "investments" as opposed to "securities," and that, in appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.

Comment 11. Please look through to investments of underlying funds when calculating whether a Fund concentrates its investments in any industry.

Response: The Registrant respectfully submits that no revisions are required. The Registrant believes that the Funds’ current concentration policy, as disclosed in the SAI, complies with applicable legal requirements. Although we are aware of the Staff’s position expressed orally, the Registrant is not aware of any written SEC or Staff requirement to look through to an underlying fund’s holdings when determining compliance with a fund’s industry concentration limit.

Comment 12. The Staff believes the only exception to industry concentration should be securities issued by the federal government and municipals that are not tied to a specific project.

Response: The Registrant respectfully declines to revise this disclosure. The Registrant maintains its disclosure satisfies Investment Company Act of 1940 (“1940 Act”) § 8(b)(1)(E) as well as N-1A Item 16(c)(1)(iv), both of which require the Fund to state its policy on concentrating investments in a particular industry or group of industries and neither of which define what constitutes an industry or group of industries.

The Staff has said that a Registrant may select its own industry classifications so long as they are reasonable and not so broad “that the primary economic characteristics of the companies in a single class are materially different.” Guide 19. Section 8(b)(1) of the 1940 Act “permits a fund to implement a concentration policy that allows for some degree of discretion.” No Action Letters for BlackRock Multi-

Sector Income Trust (publicly available July 8, 2013) and Morgan Stanley Mortgage Securities Trust (publicly available July 8, 2013). The Registrant believes the current discussion of industry concentration describes “the circumstances under which the fund intends to concentrate its investments.” Id.

With respect to the tax-exempt municipal securities, the Registrant believes its disclosure satisfies the views expressed by the Division of Investment Management in Release No. IC-9785 (May 31, 1977) (a statement of concentration “is not applicable to investments in tax-exempt securities issued by government or political subdivisions of governments since such issuers are not members of any industry”). The government issuing the securities is still the party paying the buyer regardless of what happens in any industry related to the project.

Comment 13. Under Compensation in each PGI advisor section, please disclose whether performance is measured before or after taxes for incentive purposes.

Response: The Registrant will make the requested revisions.

Please call me at 515-235-1209 if you have any questions.

Sincerely,

/s/ Britney Schnathorst

Britney Schnathorst
Assistant Counsel and Assistant Secretary